For Immediate Release
February 12, 2009

Manulife Financial Corporation reports annual and quarterly results

TORONTO – Manulife Financial Corporation (“MFC”) today reported shareholders’ net income of $517 million for the year ended December 31, 2008, compared to net income of $4,302 million in 2007.  Fully diluted earnings per share were $0.32 compared to $2.78 in 2007.  The Manufacturers Life Insurance Company (“MLI”) reported an MCCSR ratio of 233 per cent as at December 31, 2008, up from 221 per cent last year.

“As previously disclosed, our results have been negatively impacted by the downturn in global equity markets, particularly in the fourth quarter”, said Dominic D’Alessandro, President and Chief Executive Officer.  “We have reacted quickly by strengthening our capital base and ensuring that our product strategies remain appropriate for the long term. Despite these very challenging conditions, our core businesses continue to maintain or increase market share and generated record levels of life insurance sales and new business embedded value in 2008.”

As a result of the sharp declines in equity markets, balance sheet reserves for segregated fund guarantees were increased to $5,783 million as at December 31, 2008 compared with $526 million at the prior year end.  The Company's obligations under its segregated fund guarantees are substantially payable over a thirty year period beginning in seven years. Over the long term, should equity markets recover, portions of  these reserves may  reverse into net income.

The loss in the fourth quarter of 2008 amounted to $1,870 million or $1.24 per share on a fully diluted basis and differed by $370 million from the estimate of $1,500 million announced on December 2, 2008.  A sharp drop in swap interest rates which are used to value segregated fund guarantee liabilities was the major reason for the higher reported loss.  The fourth quarter results include a number of non cash items totaling $2,727 million after tax, including $2,407 million for segregated fund guarantees, other equity related losses of $513 million, accruals for credit impairments and downgrades of $128 million, partially offset by changes in actuarial methods and assumptions.

“Unfavourable movements in interest rates late in the quarter exacerbated the impact of unprecedented declines in equity markets,” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer.  “Even after this quarter’s very sharp drops in equity markets and interest rates, our balance sheet remains strong and our capital levels are amongst the highest we have ever enjoyed.”

Cash provided by operating activities was $7.9 billion for the full year 2008 and was $2.6 billion for the fourth quarter.  Both of these amounts exceeded prior year comparatives and reflect the non cash nature of the charges described above.

Manulife Financial Corporation – 2008 Q4 Press Release

During the quarter, the Company successfully raised $4,275 million of new capital and finished the year with very strong capital ratios.  MLI reported an MCCSR ratio of 233 per cent as at December 31, 2008 while John Hancock Life Insurance Company (“JHLICO”) is estimated to finish the year with an RBC ratio of around 400 per cent.  Both ratios exceeded internal targets and were well above regulatory requirements.

Full year sales for 2008 were very strong.   Record sales levels were achieved in each of our life insurance businesses and despite the unprecedented market volatility, wealth sales were in line with the strong levels of the prior year.

Premiums and deposits amounted to $70.0 billion for 2008, in line with $69.4 billion reported in the prior year.  Increased premiums arising from higher sales of fixed wealth products, insurance business growth and a stronger U.S. dollar were offset by the decline in variable wealth product deposits because of the unsettled markets in the latter half of the year.

New business embedded value reached a record level of $2,260 million in 2008, exceeding by ten per cent the previous record level achieved in 2007.  Consistent with sales, new business embedded value in the fourth quarter was up from the third quarter, but down from the fourth quarter of last year.

Total funds under management as at December 31, 2008 were $404.5 billion, an increase of two per cent over the prior year.  The increases from currency movements of $64 billion, net policyholder cash flows of $18 billion and investment income of $13 billion were overshadowed by a $90 billion decrease due to market value declines.

OPERATING HIGHLIGHTS

Corporate

•
During the quarter, the Company successfully raised $4,275 million of new capital, consisting of $2,275 million of common shares and $2,000 million of term loans.  The common share issue included $1,125 million sold by way of private placement to eight existing institutional investors and $1,150 million, including a fully subscribed over-allotment of $150 million, sold to a syndicate of underwriters in a “bought deal” public offering.  The five year term loan was provided by leading Canadian banks, is repayable at the Company’s option at any time, without penalty, and is priced on a floating rate basis at one month BAs plus 380 bps.

•
In a separate news release, the Company also announced today that the Board of Directors approved a quarterly shareholders’ dividend of $0.26 per share on the common shares of the Company, payable on and after March 19, 2009 to shareholders of record at the close of business on February 25, 2009.

United States

•
John Hancock Life ranked #1 in U.S. individual insurance sales for the fifth consecutive quarter[1] and ended 2008 with record sales volumes for the year.  During the quarter, the business announced the launch of a new variable universal life product that offers superior cash value and retirement income potential to pre-retirees.

•	John Hancock Long Term Care reported a 48 per cent increase in Group sales, driven by increased sales from existing groups including plan upgrades and re-enrollment programs. Retail sales declined

1 Based on most recently available industry data per LIMRA International’s sales survey results for respective categories.

Manulife Financial Corporation – 2008 Q4 Press Release

as a result of changes in consumer behavior in light of economic uncertainty and our recent price increases to this product line.

•
John Hancock Variable Products Group, including Retirement Plan Services, Mutual Funds and Variable Annuities, all experienced decreased fourth quarter sales volumes compared to the prior year.  Consistent with overall industry trends, decreases were driven by volatile equity markets and economic uncertainty.  Despite the volatility, John Hancock Mutual Funds sales for 2008 were 12 per cent higher than in 2007.  Retirement Plan Services sales for 2008 were five percent lower than 2007 primarily reflecting the lower value of asset transfers due to declines in equity and fixed income market values.  During the quarter, variable annuity sales were down 18 per cent compared to 2007 and in January product changes to reduce the risk profile of this line were initiated.

•
John Hancock Fixed Products sales were strong both for the quarter and over the full year, exceeding the prior year’s comparatives by over 30 per cent.  The high sales growth is attributed to a ‘flight to safety’ as equity market volatility and credit concerns prompted investors to exit equity markets and seek fixed return products from top rated firms.

Canada

•
Individual Insurance reported its second best sales quarter ever, just $1 million short of the previous quarterly record, ending the year with record sales up 12 per cent from 2007. While universal life continued to be the largest selling product, all product lines reported strong growth.

•
Individual Wealth Management reported a record sales quarter and year.  Segregated fund sales were up ten per cent in the quarter and 18 per cent for the year.  Sales of fixed products were also higher in the quarter as the diversified product portfolio met the needs of investors seeking fixed rate returns.

•
Manulife Bank had another record lending quarter with new loan volumes exceeding the prior year by 45 per cent.  New loan volumes of $4.8 billion for the year were driven by the continued success of Manulife One.  The credit quality of the portfolio continues to be excellent.

•
Group Businesses' sales growth slowed as companies deferred changes to their employee benefits and pension plans while they assessed the business impact of the slowing economy.  Group Savings had its best sales quarter of 2008 driven by sales in the small case market. Group Benefits sales in the quarter were in line with the third quarter and, excluding an unusually large case sale in 2007, were up four per cent for the year.

Asia and Japan

•
Japan insurance sales for both the fourth quarter and full year were more than double those of the prior year, driven by new products and the newly established MGA channel.  Products launched in the year include increasing term insurance and corporate owned medical and life insurance.

•	Hong Kong insurance sales in 2008 were five per cent higher than in 2007 and decreased in the fourth quarter consistent with overall industry trends.

•
Other Asia insurance sales for the full year were 13 per cent higher than in 2007, with fourth quarter sales in line with the prior year.  Sales growth in the year was driven by strong bancassurance and agency sales in Singapore and a growing distribution base in China.  During the quarter, China also launched an income protector product which provides monthly income in the event of a claimable event.  Taiwan successfully completed the previously announced acquisition of Fuhwa Securities Investment Trust, which added seven new retail funds and 20 new bank and security firm distributors.

Manulife Financial Corporation – 2008 Q4 Press Release

Awards & Recognition
Manulife Financial received recognition from several organizations in the quarter, including the following:

•	John Hancock Retirement Plan Services was recognized for communications excellence by the League of American Communications Professionals (LACP) with 14 awards.

•	Canada Group Savings & Retirement Solutions received an “Excellent” rating for its new year-end plan member statement from Dalbar, a communications consultancy firm.

•
Canada Individual Wealth Management was awarded Silver status for achievement of Level III certification of the Progressive Excellence Program of the National Quality Institute, recognizing excellence in administration.

•
Hong Kong was designated “Best Company for Financial Planning Excellence” in the insurance sector for the second year by Institute of Financial Planners of Hong Kong and the South China Morning Post and also received two Six Sigma awards under the Projects and Leaders categories by the Six Sigma Institute.

•	Manulife-Sinochem was awarded the Canada China Business Council’s (CCBC) “Outstanding Achievement Award”. The Company was also named as first runner up for the CCBC’s Best Global Business Award.

•
Manulife Global Investment Management U.S. teams managing the John Hancock Balanced Fund and the John Hancock Large Cap Equity Fund were ranked among the top 10 U.S. portfolio managers as reported by Forbes, according to "Lowell's TRS 100", a new research paper published by James Lowell, based on analysis of more than 8,000 managers quarterly.

•
Five Manulife fixed income fund managers in Asia have been named among the “Most Astute Investors in Local Currency Bonds 2008” in The Asset magazine’s Benchmark survey. Three fixed income specialists were also singled out for commendation by those surveyed.

Manulife Financial Corporation – 2008 Q4 Press Release

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Highlights
(unaudited)

	Quarterly Results			Year Ended
	4Q08	3Q08	4Q07	2008	2007
Shareholders’ Net Income (Loss) (C$millions)	(1,870)	510	1,144	517	4,302
Diluted Earnings (Loss) per Common Share (C$)	(1.24)	0.33	0.75	0.32	2.78
Return on Common Shareholders’ Equity (%, annualized)	(28.6)	8.2	20.5	2.0	18.4
Premiums & Deposits (C$millions)	18,468	16,444	17,414	69,952	69,438
Funds under Management (C$billions)	404.5	385.3	396.3
Capital (C$billions)	31.1	28.5	27.5

Net Income

Shareholders’ net loss for the fourth quarter of 2008 was $1,870 million, after recognizing a number of non cash charges totaling $2,727 million.  Net income for the fourth quarter of 2007 was $1,144 million reflecting strong investment performance and other factors.

Continued declines in global equity markets reduced fourth quarter earnings by $2,920 million, and also resulted in charges for credit related impairments and downgrades of $128 million.  In addition to these two items, changes in actuarial methods and assumptions resulted in income of $321 million and the Company had two offsetting tax related items.

Of the $2,920 million equity related loss, $2,407 million is due to the post tax increase in segregated fund guarantee liabilities, comprised of $1,805 million for the reduction in the market value of the funds being guaranteed and $602 million because the sharp drop in swap interest rates reduced the discount rates used in the measurement of the obligation.   The remaining $513 million of the equity related loss is on equity investments supporting non-experience adjusted policy liabilities ($196 million), reduced capitalized future fee income on equity-linked and variable universal life products ($100 million), impairments on equity positions in the Corporate and Other segment ($158 million) and lower fee income ($59 million).

During the quarter, the Company increased tax related provisions on investments in leveraged leases by $181 million and recognized gains of $181 million in Canada due to the impact on actuarial liabilities of expected changes in Canadian tax law for insurance companies in connection with fair value accounting.

Full year shareholders’ net income was $517 million compared to $4,302 million for 2007.

Diluted Earnings (Loss) per Share and Return on Common Shareholders’ Equity

The fourth quarter diluted loss per common share was $1.24 compared to earnings of $0.75 in 2007.  The negative return on common shareholders’ equity was 28.6 per cent for the three months ended December 31, 2008 compared to a positive return of 20.5 per cent for the three months ended December 31, 2007.  Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges (see page 11 for discussion of non-GAAP measures).

Premiums and Deposits

Premiums and deposits as reported in Canadian dollars for the quarter were $18.5 billion, an increase of six per cent from the $17.4 billion reported a year earlier. On a constant currency basis, premiums and deposits decreased by ten per cent due to lower deposits in the fee based and variable annuity businesses as customers shied away from products exposed to volatile equity markets.  These declines were partially

Manulife Financial Corporation – 2008 Q4 Press Release

offset by in-force business growth in our insurance businesses, and sales growth in Canadian Individual Wealth Management and John Hancock Fixed Products.

Funds under Management

Funds under management were $404.5 billion as at December 31, 2008, up $8.2 billion or two per cent, from 2007.   On a constant currency basis, funds under management declined by 14 per cent from last year, as business growth was more than offset by the effects of declining equity markets and scheduled maturities of John Hancock Fixed institutional products.

Capital

Total capital was $31.1 billion as at December 31, 2008, $3.6 billion higher than $27.5 billion as at December 31, 2007.  Increases in capital from the issuance of $2,275 million of common shares, the strengthened U.S. dollar and 12 months of earnings were partially offset by unrealized losses on available-for-sale assets, $403 million of share buy backs and $1,524 million of dividends over the last 12 months.

Regulatory capital adequacy is primarily managed at the insurance operating company level (MLI and JHLICO).  MLI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 233 as at December 31, 2008 has increased by 40 points from 193 per cent as at September 30, 2008.  The increase in MLI’s new capital, funded largely by MFC’s common equity issuance and $2 billion term loan,  plus the changes OSFI made to the capital requirements were in excess of the fourth quarter loss, dividends to its parent MFC and capital increases in segregated fund guarantees as a result of the equity market declines.  JHLICO’s Risk-Based Capital (“RBC”) ratio is calculated annually and is estimated to be 400 per cent at December 31, 2008 compared to a regulatory target of 200 per cent.

On December 1, 2008, the Company repaid U.S. $500 million of maturing 5.625% senior notes that did not qualify as regulatory capital.

Manulife Financial Corporation – 2008 Q4 Press Release

PERFORMANCE BY DIVISION

The volatile markets affected the fourth quarter results of all divisions.  All operating divisions incurred losses related to segregated fund guarantees and/or reduced capitalized future fee income on equity-linked and variable universal life products, reduced fees due to lower levels of assets under management and shared in the credit losses.  These market-driven impacts overshadowed other business related results.

Effective January 1, 2008, we changed our approach for allocating investment gains and losses to be more aligned with how we manage invested assets and related risk positions.  Investment gains and losses are now accumulated in two pools – insurance and wealth management, and then allocated to the business units based on their respective policy liabilities.  Prior to 2008, gains and losses were reported in the business units where the specific assets giving rise to the gains and losses were located, and credit gains and losses were reported in the Corporate and Other segment.  Investment gains and losses related to product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as investment gains and losses on full pass through products, such as par insurance, are not included in the pools.  Prior periods have been restated to conform to this new presentation.

U.S. Insurance

Canadian dollars	Quarterly Results			Year Ended
	4Q08	3Q08	4Q07	2008	2007
Shareholders’ Net Income (millions)	36	311	194	779	781
Premiums & Deposits (millions)	2,106	1,842	1,696	7,149	6,538
Funds under Management (billions)	70.3	59.9	56.5

U.S. dollars	Quarterly Results			Year Ended
	4Q08	3Q08	4Q07	2008	2007
Shareholders’ Net Income (millions)	30	298	198	757	732
Premiums & Deposits (millions)	1,739	1,769	1,729	6,686	6,119
Funds under Management (billions)	57.4	56.5	57.1

U.S. Insurance recorded earnings of US$30 million for the fourth quarter of 2008, compared with US$198 million reported a year earlier as a result of less favourable investment experience and reduced capitalized future fees on variable universal life products.  Other experience was relatively unchanged, as a small increase in new business strain was offset by increased claims gains.  Full year net income was US$757 million, compared with US$732 million reported last year.

Premiums and deposits for the quarter were US$1.7 billion, consistent with the fourth quarter of 2007. In-force premium growth in both John Hancock Life and John Hancock Long Term Care was offset by lower sales in Life.

Funds under management were US$57.4 billion, consistent with a year ago as business growth experienced in both Life and Long Term Care was offset by a decrease in the market value of the variable life segregated fund assets.

Manulife Financial Corporation – 2008 Q4 Press Release

U.S. Wealth Management

Canadian dollars	Quarterly Results			Year Ended
	4Q08	3Q08	4Q07	2008	2007
Shareholders’ Net Income (Loss) (millions)	(1,314)	(27)	259	(921)	1,132
Premiums & Deposits (millions)	9,217	8,367	8,335	35,412	35,314
Funds under Management (billions)	163.9	164.1	176.0

U.S. dollars	Quarterly Results			Year Ended
	4Q08	3Q08	4Q07	2008	2007
Shareholders’ Net Income (Loss) (millions)	(1,085)	(25)	264	(694)	1,054
Premiums & Deposits (millions)	7,606	8,037	8,495	33,346	32,906
Funds under Management (billions)	133.9	154.8	178.1

U.S. Wealth Management recorded a loss of US$1,085 million for the fourth quarter of 2008, compared with earnings of US$264 million reported a year earlier.  Earnings decreased significantly due to strengthened segregated fund guarantee reserves, reduced fee income on lower funds under management, and unfavourable investment results.  The loss for the full year was US$694 million, compared with net income of US$1,054 million reported last year.

Premiums and deposits for the quarter were US$7.6 billion, down ten per cent from US$8.5 billion reported in the same quarter of 2007.  Lower sales in John Hancock Variable Annuities and John Hancock Mutual Funds, due to the equity market downturn, were partially offset by increased sales of fixed deferred annuities in John Hancock Fixed Products.

Funds under management were US$133.9 billion, down 25 per cent from US$178.1 billion at December 31, 2007.  The decline was due to the cumulative effect of unfavourable equity markets on segregated and mutual fund assets and also from US$3.4 billion of scheduled maturities in Fixed Products over the last twelve months, partially offset by net policyholder cash inflows of US$8.1 billion.

Canadian Division

Canadian dollars	Quarterly Results			Year Ended
	4Q08	3Q08	4Q07	2008	2007
Shareholders’ Net Income (Loss) (millions)	(13)	113	287	656	1,110
Premiums & Deposits (millions)	4,505	3,794	4,312	16,379	16,121
Funds under Management (billions)	82.3	84.2	86.2

Canadian Division recorded a loss of $13 million for the fourth quarter of 2008 compared to earnings of $287 million reported a year earlier.  Increases from business growth, particularly in the insurance businesses and Manulife Bank, lower expenses and the favourable impact on policy liabilities of expected changes in Canadian tax law in connection with fair value accounting were more than offset by segregated fund guarantee charges and less favourable investment results.  Full year shareholders’ net income was $656 million, compared with $1,110 million in 2007.

Premiums and deposits for the quarter were $4.5 billion, up four per cent from $4.3 billion reported in the fourth quarter of 2007. The increase was due to general fund premiums which rose nearly 12 per cent driven by growth in insurance sales and fixed rate wealth management products.

Funds under management decreased by five per cent, or $3.9 billion, to $82.3 billion at December 31, 2008. The impact of equity market declines outweighed the increase from positive net sales and a 24 per cent rise in Manulife Bank’s invested assets as a result of continued strong growth in Manulife One mortgage lending assets.

Manulife Financial Corporation – 2008 Q4 Press Release

9

Asia and Japan Division

Canadian dollars	Quarterly Results			Year Ended
	4Q08	3Q08	4Q07	2008	2007
Shareholders’ Net Income (Loss) (millions)	(440)	216	205	177	851
Premiums & Deposits (millions)	2,320	2,169	2,831	9,749	10,406
Funds under Management (billions)	50.0	42.6	43.3

U.S. dollars	Quarterly Results			Year Ended
	4Q08	3Q08	4Q07	2008	2007
Shareholders’ Net Income (Loss) (millions)	(363)	208	209	243	794
Premiums & Deposits (millions)	1,913	2,084	2,888	9,220	9,797
Funds under Management (billions)	40.8	40.2	43.8

Asia and Japan Division recorded a loss of US$363 million for the fourth quarter of 2008 compared to earnings of US$209 million reported a year earlier.  Strengthened segregated fund guarantee reserves in Japan and lower fee income across all wealth management businesses were only partially offset by the growth in the business, expense reductions and gains on pricing actions taken in Hong Kong. Full year shareholders’ net income was US$243 million, compared to US$794 million reported last year.

Premiums and deposits for the quarter were US$1.9 billion, down 34 per cent from US$2.9 billion reported in the same quarter of 2007. Lower wealth management deposits due to volatile equity markets overshadowed the nine per cent growth in insurance premiums generated from in-force business growth and sales.

Funds under management declined by seven per cent, or US$3.0 billion, to US$40.8 billion at December 31, 2008.  Net policyholder cash inflows of US$5.4 billion and the funds assumed through our newly acquired asset management company in Taiwan were more than offset by the negative impact of declining equity markets in the past twelve months.

Reinsurance Division

Canadian dollars	Quarterly Results			Year Ended
	4Q08	3Q08	4Q07	2008	2007
Shareholders’ Net Income (Loss) (millions)	(14)	49	57	154	238
Premiums (millions)	273	272	240	1,091	1,026

U.S. dollars	Quarterly Results			Year Ended
	4Q08	3Q08	4Q07	2008	2007
Shareholders’ Net Income (Loss) (millions)	(11)	47	58	154	221
Premiums (millions)	225	261	245	1,028	956

Reinsurance Division incurred a net loss of US$11 million for the fourth quarter of 2008 compared to net income of US$58 million reported a year earlier.  The current quarter included losses attributable to the strengthened segregated fund guarantee reserves and unfavourable investment results.  The increase in new business gains was offset by less favourable lapse and claims experience.  Full year net income was US$154 million, compared to US$221 million reported last year.

Premiums for the quarter were US$225 million, down eight per cent from US$245 million reported in the same quarter of 2007.  The decrease was primarily due to the impact of adjusting premium estimates accrued in prior periods to match annual client reports for International Group Program business.

Manulife Financial Corporation – 2008 Q4 Press Release

Corporate and Other

Canadian dollars	Quarterly Results			Year Ended
	4Q08	3Q08	4Q07	2008	2007
Shareholders’ Net Income (Loss) (millions)	(125)	(152)	142	(328)	190
Funds under Management (billions)	35.0	31.8	31.9

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on residual capital (assets backing capital, net of amount allocated to operating divisions), changes in actuarial methods and assumptions, the John Hancock Accident and Health operation, which primarily consists of contracts in dispute, and other non operating matters.

Corporate and Other recorded a loss in the fourth quarter of 2008 of $125 million compared to net income of $142 million reported a year earlier.  The decrease of $267 million includes write downs of $158 million on our available-for-sale equity portfolio, additional tax related provisions of $181 million on leveraged lease investments and the non recurrence of $78 million of post tax gains on sales of equity securities in 2007, partially offset by the $223 million positive impact on earnings from changes in actuarial methods and assumptions compared to 2007.  For the full year, the net loss was $328 million compared to net income of $190 million reported a year ago.

Funds under management increased by ten per cent, or $3.1 billion, to $35.0 billion as at December 31, 2008. This increase is driven by $ 2 billion of new deposits in Investment Division’s externally managed business, funds received from the five year term loan and share capital financing and the impact of the strengthening U.S. dollar.  Partially offsetting these increases were the market value declines in both the equity and bond portfolios.

Contingencies

The Company is an investor in leveraged leases and in prior years established provisions in the amount of US$178 million after tax for possible disallowance of the tax treatment and for interest on past due taxes.  During 2008, we increased this provision by US$33 million after tax in the second quarter and an additional US$152 million after tax in the fourth quarter.  We continue to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of our leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated US$280 million as at December 31, 2008.

Manulife Financial Corporation – 2008 Q4 Press Release

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include return on common shareholders’ equity, premiums and deposits, funds under management, constant currency and new business embedded value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The 2007 implementation of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 resulted in certain unrealized gains and losses, which do not have an impact on reported income for the period, being reflected in a new component of shareholders’ equity called Accumulated Other Comprehensive Income.  Accordingly, the Company calculates return on equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn $404.5 billion (US$330.3 billion) as at December 31, 2008. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:
Manulife Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 2:00 p.m. ET on February 12, 2009.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on February 12, 2009 until February 26, 2009 by calling (416) 695-5800 or (800) 408-3053 (passcode 3274825#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on February 12, 2009.  You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 4:00 p.m. ET on the website at the same URL as above.

The Fourth Quarter 2008 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/quarterlyreports.  Each of these documents may be downloaded before the webcast begins.

Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “continue” and “endeavour” (or the negative

Manulife Financial Corporation – 2008 Q4 Press Release

thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to:  general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations, currency rates, investment losses and defaults, movements in credit spreads, market liquidity and creditworthiness of guarantors and counterparties); level of competition and consolidation; changes in laws and regulations; Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of accounting policies and actuarial methods used by the Company; the ability to maintain the Company’s reputation; legal and regulatory proceedings; the ability to adapt products and services to the changing market; the ability to implement effective hedging strategies; the ability to attract and retain key executives; the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the ability to execute strategic plans; the disruption of or changes to key elements of the Company’s or public infrastructure systems; and environmental concerns. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

Media inquiries: Laurie Lupton (416) 852-7792 Laurie_Lupton@manulife.com	Investor Relations: Amir Gorgi 1-800-795-9767 investor_relations@manulife.com

Manulife Financial Corporation – 2008 Q4 Press Release

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	December 31
	2008	2007	% Change

Net income	$(1,869)	$1,074
Income (loss) attributed to participating policyholders	1	(70)
Net income (loss) attributed to shareholders	$(1,870)	$1,144
Preferred share dividends	(8)	(8)
Net income available to common shareholders	$(1,878)	$1,136

Premiums and deposits:
Life and health insurance premiums	$4,460	$3,795	18
Annuity and pension premiums	2,562	1,504	70
Segregated fund deposits	8,847	9,043	(2)
Mutual fund deposits	1,824	2,291	(20)
ASO premium equivalents	633	630	-
Other fund deposits	142	151	(6)
Total premiums and deposits	$18,468	$17,414	6

Funds under management:
General fund	$187,501	$161,300	16
Segregated funds	164,755	174,977	(6)
Mutual funds	25,629	32,948	(22)
Other funds	26,570	27,119	(2)
Total funds under management	$404,455	$396,344	2

Capital
Liabilities for preferred shares and qualifying capital instruments	$3,122	$3,010	4
Non-controlling interest in subsidiaries	217	146	49

Equity
Participating policyholders' equity	62	82	(24)
Shareholders' equity
Preferred shares	638	638	-
Common shares	16,157	14,000	15
Contributed surplus	160	140	14
Retained earnings	13,079	14,388	(9)
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(2,324)	(4,877)	(52)
Total capital	$31,111	$27,527	13

Selected key performance measures:
Basic earnings (loss) per common share	$(1.24)	$0.76
Diluted earnings (loss) per common share	$(1.24)	$0.75
Return on common shareholders' equity (annualized) [1]	(28.6)%	20.5%
Book value per common share	$16.62	$15.73
Common shares outstanding (in millions)
End of period	1,610	1,501
Weighted average - basic	1,519	1,502
Weighted average - diluted	1,519	1,515

[1] Return on common shareholders' equity is net income available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income on AFS securities and cash flow hedges.

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share data, unaudited)	For the three months ended
	December 31
	2008	2007
Revenue
Premium income	$7,022	$5,299
Investment income
Investment income	1,786	2,412
Realized/ unrealized gains on assets supporting policy liabilities and consumer notes	1,519	1,163
Other revenue	1,323	1,404
Total revenue	$11,650	$10,278
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,760	$1,454
Maturity and surrender benefits [1]	3,179	1,992
Annuity payments	809	788
Policyholder dividends and experience rating refunds	431	393
Net transfers to segregated funds	385	417
Change in actuarial liabilities [1]	4,957	1,250
General expenses	907	866
Investment expenses	248	248
Commissions	1,096	1,154
Interest expense	372	258
Premium taxes	78	65
Non-controlling interest in subsidiaries	24	35
Total policy benefits and expenses	$14,246	$8,920
Income (loss) before income taxes	$(2,596)	$1,358
Income taxes	727	(284)
Net income (loss)	$(1,869)	$1,074
Income (loss) attributed to participating policyholders	1	(70)
Net income (loss) attributed to shareholders	$(1,870)	$1,144
Preferred share dividends	(8)	(8)
Net income (loss) available to common shareholders	$(1,878)	$1,136

Basic earnings (loss) per common share	$(1.24)	$0.76
Diluted earnings (loss) per common share	$(1.24)	$0.75

[1] Includes impact of scheduled maturities in John Hancock Fixed Products institutional products of $1.5 billion in Q4 2008 and $0.6 billion in Q4 2007.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at December 31
Assets	2008	2007
Invested assets
Cash and short-term securities	$17,269	$12,354
Securities
Bonds	83,148	72,831
Stocks	8,354	11,134
Loans
Mortgages	30,963	26,061
Private placements	25,705	21,591
Policy loans	7,533	5,823
Bank loans	2,384	2,182
Real estate	7,274	5,727
Other investments	4,871	3,597
Total invested assets	$187,501	$161,300
Other assets
Accrued investment income	$1,760	$1,414
Outstanding premiums	799	672
Goodwill	7,929	6,721
Intangible assets	1,866	1,573
Derivatives	7,883	2,129
Miscellaneous	3,287	2,649
Total other assets	$23,524	$15,158
Total assets	$211,025	$176,458
Segregated funds net assets	$165,380	$175,544

Liabilities and equity
Policy liabilities	$146,059	$124,422
Deferred realized net gains	127	107
Bank deposits	12,210	10,008
Consumer notes	1,876	2,085
Long-term debt	3,689	1,820
Future income tax liability	1,969	2,456
Derivatives	6,389	1,866
Other liabilities	7,360	6,203
	$179,679	$148,967

Liabilities for preferred shares and capital instruments	3,674	3,010
Non-controlling interest in subsidiaries	217	146

Equity
Participating policyholders' equity	62	82
Shareholders' equity
Preferred shares	638	638
Common shares	16,157	14,000
Contributed surplus	160	140
Retained earnings	13,079	14,388
Accumulated other comprehensive loss	(2,641)	(4,913)
Total equity	$27,455	$24,335
Total liabilities and equity	$211,025	$176,458
Segregated funds net liabilities	$165,380	$175,544

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended December 31, 2008
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,670	$2,244	$1,817	$1,018	$273	$-	$7,022
Segregated fund deposits	436	5,271	1,960	1,133	-	47	8,847
Mutual fund deposits	-	1,560	95	169	-	-	1,824
ASO premium equivalents	-	-	633	-	-	-	633
Other fund deposits	-	142	-	-	-	-	142
Total	$2,106	$9,217	$4,505	$2,320	$273	$47	$18,468

Net income (loss)	$36	$(1,314)	$(11)	$(441)	$(14)	$(125)	$(1,869)

Funds under management	As at December 31, 2008
General fund	$59,967	$39,581	$52,314	$21,406	$2,935	$11,298	$187,501
Segregated funds	10,342	99,133	27,628	24,541	-	3,111	164,755
Mutual funds	-	21,943	2,320	1,366	-	-	25,629
Other funds	-	3,279	-	2,658	-	20,633	26,570
Total	$70,309	$163,936	$82,262	$49,971	$2,935	$35,042	$404,455

	For the quarter ended December 31, 2007
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,377	$1,330	$1,624	$728	$240	$-	$5,299
Segregated fund deposits	319	5,128	1,929	1,667	-	-	9,043
Mutual fund deposits	-	1,726	129	436	-	-	2,291
ASO premium equivalents	-	-	630	-	-	-	630
Other fund deposits	-	151	-	-	-	-	151
Total	$1,696	$8,335	$4,312	$2,831	$240	$-	$17,414

Net income	$194	$259	$297	$170	$57	$97	$1,074

Funds under management	As at December 31, 2007
General fund	$45,064	$35,823	$51,474	$16,752	$2,581	$9,606	$161,300
Segregated funds	11,387	108,877	31,391	20,728	-	2,594	174,977
Mutual funds	-	27,585	3,286	2,077	-	-	32,948
Other funds	-	3,714	-	3,701	-	19,704	27,119
Total	$56,451	$175,999	$86,151	$43,258	$2,581	$31,904	$396,344

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.